UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑                          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐                          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _____________________

Commission file number   0-1402

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company

Employee Savings Plan

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc.

22801 St. Clair Avenue

Cleveland, Ohio 44117

FINANCIAL STATEMENTS AND SCHEDULE

The Lincoln Electric Company Employee Savings Plan

December 31, 2011 and 2010, and

Year Ended December 31, 2011

With Report of Independent Registered Public Accounting Firm

Plan Sponsor and Administrator

The Lincoln Electric Company

Cleveland, Ohio  44117

(216) 481-8100

Plan Number:  005

Employer Identification Number:  34-0359955

The Lincoln Electric Company

Employee Savings Plan

Financial Statements and Schedule

December 31, 2011 and 2010, and

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Lincoln Electric Company

Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 22, 2012

The Lincoln Electric Company

Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value	$277,659,004	$256,502,087
Receivables:
Notes receivable from participants	9,526,146	9,191,517
Participant contributions receivable	7,250	—
Employer contributions receivable	383,768	342,848
Total receivables	9,917,164	9,534,365
Total assets	287,576,168	266,036,452

Liabilities
Corrective distributions payable	154,454	144,778

Net assets available for benefits, at fair value	287,421,714	265,891,674

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(824,540)	(226,123)

Net assets available for benefits	$286,597,174	$265,665,551

See notes to these financial statements.

The Lincoln Electric Company

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Additions
Interest and dividends	$5,166,002
Interest on notes receivable from participants	442,153
Contributions:
Participants	10,609,950
Employer	7,092,680
Net appreciation in fair value of investments	9,582,943
Total additions	32,893,728

Deductions
Participant withdrawals	11,807,651
Corrective distributions	154,454
Total deductions	11,962,105

Net increase	20,931,623

Net assets available for benefits at beginning of year	265,665,551
Net assets available for benefits at end of year	$286,597,174

See notes to these financial statements.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements

Note 1 — Description of Plan

The following description of The Lincoln Electric Company Employee Savings Plan (as amended, “the Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company and certain related entities (“the Company”), as defined by the Plan.  The Plan provides that employees will be eligible for participation in the Plan following six months of full time employment or 1,000 hours in any year of service with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions and Vesting

Participant Contributions

Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($16,500 for 2011 and 2010).  Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year (up to an additional $5,500 for 2011 and 2010).  Participants are immediately vested in their contributions plus actual earnings thereon.  Participants have the right to direct Fidelity Management Trust Company (“the Trustee”) to invest contributions in any one fund or in a combination of funds in 1% increments.

Effective January 1, 2012, eligible employees who do not have an affirmative election under the Plan and employees who become eligible participants in the Plan, will be automatically enrolled in the Plan unless action is taken by the employee to elect not to contribute to the Plan.  Participants enrolled under this approach will have 4% of their base salary contributed to the Plan.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code.  In order to comply with these standards, tests are performed to provide a limit on the amount of benefits provided to highly compensated employees.  As a result, certain participants who are defined as highly compensated employees may have a portion of their contributions refunded to them after the end of the plan year.

Company Match

The Company contributes 35% of the first 6% of compensation contributed by certain participants to the Plan.  Matching contributions are 100% vested after an employee has attained three years of service.  The Company match is discretionary and can be suspended or terminated at any time.  Company match contributions are invested in the same manner as participant contributions.

FSP Program

The Plan provides a Financial Security Program (“FSP”) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

hired on or after November 1, 1997.  Participants in the FSP program receive a Company contribution to the Plan of 2% of their base pay, in which they become 100% vested after attaining three years of service.  In July 2006, the Company amended the Plan to offer employees enhanced FSP benefits (“FSP Plus”).  Eligible employees hired on or after January 1, 2006 will receive FSP Plus benefits under the Plan, but will not be eligible to participate in the Company’s defined benefit plan.  Those eligible employees hired prior to January 1, 2006 either remained under the Company’s existing retirement programs, which includes both benefits under the Plan and the Company’s defined benefit plan, or made an irrevocable election to switch to the new program that provides the FSP Plus feature while earning a reduced benefit from the Company’s defined benefit plan.  The Company began making contributions to the FSP Plus program to eligible employees on July 16, 2006 as follows:

Years of Service	FSP Plus Company Contribution (% of base pay)
1	4%
5	5%
10	6%
15	7%
20	8%
25	10%

The amount of FSP and FSP Plus contributions were $4,704,038 in 2011.  FSP and FSP Plus contributions are invested in the same manner as participant contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan.  Forfeited amounts were $30,992 in 2011.  During 2011, $161,928 in forfeitures were used to reduce Company contributions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding FSP and FSP Plus contributions.  Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Company.  Principal and interest are paid ratably through payroll deductions.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Payment of Benefits

Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $1,000 or less or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment.  Participants who leave the Company may withdraw their money at any time.  Withdrawals must begin no later than April 1 of the calendar year following the calendar year in which age 70½ is attained or the calendar year in which the participant is terminated if later.  Participants or beneficiaries may elect to receive the portion of their distributions which are attributable to their interests in the Lincoln Electric Stock Fund in the form of whole shares with any fractional shares paid in cash or all in cash.

Plan Termination

The Company has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time.  Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable.  No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Certain reclassifications have been made to prior year financial statements to conform to current year classifications.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The valuation methodologies used for the investment assets measured at fair value are as follows:

Units of registered investment companies (“Mutual funds”): Valued at quoted market prices, which represent the net asset values of the units held by the Plan on the last business day of the plan year.

Lincoln Electric Stock Fund: Valued at net asset value based on information provided by the trustee. The net asset value represents the fair value of Lincoln Common Stock, which is

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

determined based on the quoted market price as of year-end, adjusted for any assets or liabilities held by the fund on the last day of the plan year.

Common collective trust fund: Valued at net asset value based on information provided by the trustee and using the financial statements of the common collective trust on the last business day of the plan year.

The common collective trust fund invests in fully benefit-responsive investment contracts.  This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statement of Net Assets Available for Benefits to present these investments at contract value.  Contract value is the relevant measurement attribute to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.  Refer to Note 10 for discussion of the investment in the common collective trust fund.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held throughout the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded when it is earned.  If a participant ceases to make loan repayments and the loan is deemed to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

All direct costs and expenses incurred in connection with the administration of the Plan and trust were paid by the Company in 2011.

Note 3 — New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS’s.”  ASU 2011-04 amends Accounting Standards Codification (“ASC”) Topic 820, resulting in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (“IFRS”).  Consequently, the amendments change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

measurements.  These amendments are to be applied prospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  ASU 2011-04 was adopted by the Company on January 1, 2012 and did not have an impact on the Company’s financial statements.

Note 4 — Investments

During 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Mutual Funds	$(5,790,227)
Lincoln Electric Stock Fund	15,373,170
$9,582,943

Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010 are as follows:

	2011	2010

Lincoln Electric Stock Fund	$89,886,733	$75,092,723
Fidelity Managed Income Portfolio	32,606,510	27,583,938
T. Rowe Price Blue Chip Growth SHS	20,842,301	20,040,064
PIMCO Total Return Fund Institutional Class	18,712,375	17,775,734
Dodge & Cox Balanced Fund	17,758,190	18,475,448
Artisan Mid Cap Fund	15,638,804	16,074,153
Neuberger Berman Genesis Trust Fund	14,546,277	13,071,418
Spartan 500 Index	14,323,438	14,188,570

Note 5 — Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”), and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.  As such, there are no uncertain tax positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 — Transactions with Parties-in-Interest

At December 31, 2011, the Plan held 2,211,138 Common Shares of Lincoln Electric Holdings, Inc. with a fair value of $86,499,719.  For the year ended December 31, 2011, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $1,330,093.  At December 31, 2010, the Plan held 1,096,565 Common Shares of Lincoln Electric Holdings, Inc. with a fair value of $71,572,798.  The Plan’s shares of Lincoln Electric Holdings, Inc. are held in the Lincoln Electric Stock Fund.

Party-in-interest transactions also include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company.  Such transactions are exempt from being prohibited transactions under ERISA.

Note 7 — Difference Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per financial statements	$286,597,174	$265,665,551
Less: Deemed distribution of loans with no post-default payments	(153,225)	(130,517)
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contract	824,540	226,123
Net assets available for benefits per Form 5500	$287,268,489	$265,761,157

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2011
Net increase per the financial statements	$20,931,623
Less: Change in deemed distribution of loans with no post-default payments	(22,708)
Plus: Change in adjustment from contract value to fair value for fully benefit-responsive investment contract	598,417
Net increase per Form 5500	$21,507,332

The deemed distributions of participant loans with no post-default payments are loans that are in default by participants of the Plan.  While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e., loans) in the financial statements of the Plan as these loans are collateralized by participant funds.

The fully benefit-responsive contract was adjusted from fair value to contract value for purposes of the financial statements.  For purposes of the Form 5500, the investment contract will be stated at fair value.

Note 8 — Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s investments in the Company’s stock are exposed to market risk in the event of a significant decline in the value of Lincoln Electric Holdings, Inc. Common Shares.  Participants assume all risk in connection with any decrease in the market price of any investment.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Note 9 — Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  GAAP establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1                                                        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2                                                        Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods used may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
Large Cap	$42,185,842	$—	$—	$42,185,842
Income	18,712,375	—	—	18,712,375
International	22,136,067	—	—	22,136,067
Mid Cap	39,095,572	—	—	39,095,572
Blended	32,211,365	—	—	32,211,365
Lincoln Electric Stock Fund	—	89,886,733	—	89,886,733
Common collective trust	—	33,431,050	—	33,431,050
Total investments at fair value	$154,341,221	$123,317,783	$—	$277,659,004

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds
Large Cap	$40,197,795	$—	$—	$40,197,795
Income	17,775,734	—	—	17,775,734
International	27,886,610	—	—	27,886,610
Mid Cap	38,386,593	—	—	38,386,593
Blended	29,352,571	—	—	29,352,571
Lincoln Electric Stock Fund	—	75,092,723	—	75,092,723
Common collective trust	—	27,810,061	—	27,810,061
Total investments at fair value	$153,599,303	$102,902,784	$—	$256,502,087

Note 10 — Investment in Common Collective Trust Fund

The Plan invests in the Fidelity Managed Income Portfolio (“the Portfolio”), a fully benefit-responsive common collective trust fund.  The Portfolio’s objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

preservation of capital.  The Portfolio may invest in fixed-income securities, money market funds and derivative instruments (i.e., swap agreements), and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Portfolio to meet its objective of capital preservation.  The Portfolio is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The common collective trust is a fully benefit-responsive investment for which contract value is the relevant measurement attribute.  Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  However, participants may not transfer their investments in the fund directly to another fixed income fund within the Plan.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent.  Crediting rates are reset monthly.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio’s cash flow, (5) any communication given to participants by the Plan’s sponsor or fiduciary or Fidelity Management Trust Company that is designed to induce or influence participants to avoid investing in the Portfolio or to transfer assets out of the Portfolio, and (6) any transfer of assets from the Portfolio directly to a competing investment option.  The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable of occurring.

The Lincoln Electric Company

Employee Savings Plan

EIN:  34-0359955          Plan Number:  005

Form 5500, Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Cash, interest bearing		$3,387,014

Common Collective Trust:
Fidelity Managed Income Portfolio*	32,606,510 units	33,431,050

Units of registered investment companies:
T.Rowe Price Blue Chip Growth SHS	539,257 units	20,842,301
Dodge & Cox Balanced Fund	263,279 units	17,758,190
PIMCO Total Return Fund Institutional Class	1,721,470 units	18,712,375
Fidelity Diversified International Fund*	546,038 units	13,934,879
Artisan Mid Cap Fund	474,911 units	15,638,804
Spartan 500 Index	321,947 units	14,323,438
Neuberger Berman Genesis Trust Fund	301,790 units	14,546,277
American EuroPacific Growth Fund	233,253 units	8,201,188
Perkins Mid Cap Value Inv CL	441,332 units	8,910,491
American Washington Mutual Fund	247,187 units	7,020,103
Vanguard Target Ret 2015 Inc CL	182,661 units	2,246,724
Vanguard Target Ret 2020 Inv CL	115,515 units	2,505,525
Vanguard Target Ret 2030 Inv CL	79,997 units	1,673,540
Vanguard Target Ret 2045 Inc CL	117,791 units	1,515,968
Vanguard Target Ret 2025 Inv CL	156,719 units	1,922,945
Vanguard Target Ret 2040 Inv CL	52,421 units	1,074,624
Vanguard Target Ret 2035 Inc CL	84,631 units	1,058,739
Vanguard Target Ret 2050 Inv CL	43,210 units	881,914
Vanguard Target Ret 2010 Inv CL	28,657 units	642,772
Vanguard Target Ret Inc	80,696 units	930,424
		154,341,221

Common stock held by the Lincoln Electric Stock Fund
Lincoln Electric Holdings, Inc.*	2,211,138 Common Shares	86,499,719

Participant loans*	Loans maturing at various dates through December 14, 2026 and bearing interest at rates ranging from 4.25% to 10.5%	9,372,920
Total assets		$287,031,924

*Indicates party-in-interest to the Plan.

Exhibits

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company
Employee Savings Plan

By:	The Lincoln Electric Company,
Plan Administrator

By:	/s/ Vincent K. Petrella
Vincent K. Petrella
Senior Vice President and
Chief Financial Officer

Date: June 22, 2012